Exhibit 23.2

KPMG LLP	Telephone	(250) 480-3500
Chartered Accountants	Fax	(250) 480-3539
St. Andrew’s Square II	Internet	www.kpmg.ca
800 - 730 View Street
Victoria BC V8W 3Y7

Consent of Independent Public Accounting Firm

We consent to the incorporation by reference in Amendment # 1 to the registration statement on Form S-3 of The Providence Service Corporation of our report dated December 1, 2006, except as to notes 11 and 12 which are as of October 5, 2007, relating to our audit of the consolidated balance sheet of WCG International Consultants Inc. as of September 30, 2006, and the related consolidated statements of earnings and retained earnings, and cash flows, for the year then ended which report appears in the Form 8-K/A of The Providence Service Corporation dated August 1, 2007 and to the reference to our firm under the heading of “Experts” in this registration statement.

/s/ KPMG LLP

Chartered Accountants
Victoria, Canada
February 6, 2008